Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Vasogen Appoints Dr. Eldon Smith Chairman

     MISSISSAUGA, ON, April 24 /CNW/ - Vasogen Inc. (NASDAQ:VSGN; TSX:VAS)
today announced that Dr. Eldon R. Smith will succeed Terrance H. Gregg as
Chairman of its Board of Directors due to the retirement of Mr. Gregg. Mr.
Gregg's resignation from Vasogen's Board is due to the requirements of his role as President and CEO of DexCom, Inc.
     Dr. Smith, a Vasogen Board member since 1998, is professor emeritus at the University of Calgary, Alberta, where he served as the Dean of the Faculty of Medicine subsequent to being Head of the Department of Medicine and the
Division of Cardiology. He is a distinguished clinician and research scientist, who has made major contributions to the Canadian cardiology and medical communities and, in recognition of his outstanding achievements, he was appointed as an Officer of the Order of Canada. In October 2006, Dr. Smith
was appointed to chair the steering committee responsible for developing a new
Heart Health Strategy to fight heart disease in Canada. Dr. Smith has served as President of the Canadian Cardiovascular Society, Chairman of the
Scientific Review Committee of the Heart and Stroke Foundation of Canada, and
President of the Association of Canadian Medical Colleges. He is a graduate of
Dalhousie University Medical School and completed cardiology and research training at the National Heart Institute, London, U.K., and the National
Institutes of Health, Bethesda, Maryland. Dr. Smith also serves on the boards of Canadian Natural Resources Limited and Aston Hill Financial Inc.

     Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities
Litigation Reform Act of 1995 and/or "forward-looking information" under the
Securities Act (Ontario). These statements may include, without limitation, plans to consider a sale, merger, acquisition, or other alternatives resulting from our strategic review, statements regarding the status of development, or expenditures relating to the Celacade(TM) System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans",
"anticipates", "believes", "estimated", "predicts", "potential", "continue",
"intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements.
These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies.
Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and
Form 20-F for the year ended November 30, 2008, as well as in our other public filings, including our Management's Discussion and Analysis for the period ended February 28, 2009. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %SEDAR: 00001047E          %CIK: 0001042018

     /For further information: Investor Relations, 4 Robert Speck Parkway,
15th Floor, Mississauga, ON, L4Z 1S1, tel: (905) 817-2002, fax: (905)
847-6270, www.vasogen.com, investor(at)vasogen.com/
     (VSGN VAS.)

CO:  Vasogen Inc.

CNW 17:00e 24-APR-09